UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12080

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Post Properties, Inc

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Post Properties, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits and the supplemental schedule for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2013 and 2012 and the changes in its net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Warren Averett, LLC
Warren Averett, LLC

Atlanta, Georgia

June 18, 2014

POST PROPERTIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
Investments, at fair value
Mutual funds	$30,952,206	$24,595,373
Common collective trust	3,265,300	3,202,821
Employer securities	4,439,676	4,811,859

TOTAL INVESTMENTS	38,657,182	32,610,053

Receivables
Notes receivable from participants	860,760	960,074
Employer contribution receivable	658,077	669,696

TOTAL RECEIVABLES	1,518,837	1,629,770

TOTAL ASSETS	40,176,019	34,239,823

Excess contributions payable to plan participants	(21,428)	—

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	40,154,591	34,239,823
Adjustments from fair value to contract value for fully benefit-responsive investments (common collective trust)	(26,519)	(91,419)

NET ASSETS AVAILABLE FOR BENEFITS	$40,128,072	$34,148,404

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

Additions to net assets attributed to:
Contributions
Employer	$674,766
Participants	1,922,656
Rollover	374,372

TOTAL CONTRIBUTIONS	2,971,794

Investment income
Interest and dividends	543,878
Net appreciation in fair value of investments	4,978,530

TOTAL INVESTMENT INCOME	5,522,408

Interest income from notes receivable	36,828

TOTAL ADDITIONS	8,531,030

Deductions from net assets attributed to:
Benefits paid to participants	2,519,815
Forfeitures used to offset employer contribution	16,689
Fees and expenses	14,858

TOTAL DEDUCTIONS	2,551,362

NET INCREASE	5,979,668
Net Assets Available for Benefits at Beginning of Year	34,148,404

Net Assets Available for Benefits at End of Year	$40,128,072

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN

The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed 60 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute a percentage, up to 100%, of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Post Properties, Inc.’s (the “Company” and “Plan Sponsor”) matching contributions are discretionary and currently the Company matches 50% of employee deferrals up to 6% of eligible compensation. The Company may make additional discretionary contributions, although to date it has not chosen to do so. Company contributions allocable to each participant were made in Company common stock. Subsequent to the Company stock contributions, Plan participants have the option of transferring such investment to other investment funds offered by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts: Each participant’s account is credited (charged) with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of mutual funds, a common collective trust and a Company stock fund. See additional disclosures in Note 3 concerning the Company stock investments.

Voting Rights: Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted proportionately in accordance with instructions received from other participants in the Plan.

Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year. Participants are fully vested after five years.

Notes Receivable from Participants: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Notes are secured by the balance in the participant’s account and currently bear interest at a rate of 4.25% and have a definite repayment period, not to exceed five years except in the case of the purchase of a residence. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a portion of that vested interest.

Participants may withdraw up to 100% of their rollover account at any time. Participants may withdraw up to 100% of their employee deferrals and 100% of their vested matching and employer discretionary contributions at any time after attaining age 59  1⁄2.

Account balances under $1,000 are automatically distributed upon termination of service.

In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.

Administrative Expenses: Other than participant loan origination fees, usual and reasonable costs of administering the Plan, net of excess revenue, are paid by the Company.

Excess Contributions Payable: The Plan failed the Actual Deferral Percentage (ADP) discrimination test for 2013. The Company elected to have the highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $21,428 for 2013 and are included as a liability in the statements of net assets available for benefits as of December 31, 2013.

Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2013 of $658,077 is net of the 2013 forfeitures of $16,689. Forfeitures of $13,518 related to 2012 were used to reduce amounts actually contributed by the Company during 2013. There were no additional forfeitures for future use at December 31, 2013 or 2012.

NOTE 2 — ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for investments in fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the common collective trust, Diversified Pooled Stable Value Fund, which has investments in fully benefit-responsive investment contracts, as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates: The preparation of the financial statements in conformity with the accrual basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation includes the Plan’s realized gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

Payments of Benefits: Benefits are recorded when paid.

NOTE 3 — INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets as of December 31:

	2013	2012
Vanguard 500 Index Fund	$5,083,927	$3,842,321
Columbia Acorn Fund	4,600,124	3,659,734
Post Properties, Inc. Common Stock Fund	4,439,676	4,811,859
Goldman Sachs Large Cap Value Fund	3,459,864	2,532,356
Diversified Pooled Stable Value Fund, at contract value (fair value of $3,265,300 and $3,202,821, respectively)	3,238,781	3,111,402
American Century Growth Investment	2,723,163	2,007,927
BlackRock Global Allocation I	2,450,671	2,248,109
American Funds Capital World Growth & Income Fund	2,162,940	—
PIMCO Total Return Admin Fund	1,888,464	1,972,341

Net appreciation in fair value of investments for the year ended December 31, 2013 is comprised of:

Mutual funds	$5,414,838
Common collective trust	40,509
Post Properties, Inc. common stock	(476,817)

	$4,978,530

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

The Plan’s investment option related to Company common stock consists of the ownership of a common stock fund administered by Transamerica Retirement Solutions, the Plan’s record keeper. The Company common stock fund consists of investments in Company common stock and cash. The common stock component of the fund is made up of whole shares of common stock and the cash is invested in an interest-bearing account. The interest on the cash investment plus any dividends paid on the Company common stock are reinvested into the fund. The cash component generally represents approximately 2% to 4% of the total fund and provides the fund liquidity for participant redemptions.

The unit value of the Company stock fund changes as the market value of the underlying common stock goes up or down. The unit value of the Company common stock fund is calculated on a daily basis. At December 31, 2013, the fund held 324,313 units at a unit value of approximately $13.69. The fund balance of $4,439,676 is comprised of 94,518 shares of Company common stock valued at $4,275,057, cash investments of $133,602, and dividends, interest and other receivables of $31,017. At December 31, 2012, the fund held 327,649 units at a unit value of approximately $14.69. The fund balance of $4,811,859 was comprised of 93,285 shares of Company common stock valued at $4,659,576, cash investments of $129,120, and dividends, interest and other receivables of $23,163.

Information about the net assets and significant components of the changes in net assets relating to the Company’s common stock is as follows as of December 31:

	2013	2012
Net Assets:
Post Properties, Inc. Common Stock Fund	$4,439,676	$4,811,859

Change in Net Assets:
Contributions	$698,931	$687,877
Dividends and interest	121,218	96,170
Net (depreciation)/appreciation in fair value	(476,817)	658,800
Distributions to participants	(354,883)	(380,546)
Transfers to other investments	(360,632)	(500,404)

	$(372,183)	$561,897

NOTE 4 — FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements.) The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical investments.
•	Level 2 – Inputs other than quoted prices that are observable for the investments, either directly or indirectly.
•	Level 3 – Unobservable inputs for the investments.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at quoted market value, net asset value (NAV), of shares held by the plan at year end.

Common Collective Trust: Valued at a daily calculated unit NAV, which is an observable input.

Employer Securities: Valued based on the quoted market price at year end of Post Properties, Inc. common stock.

The following table presents the Plan’s investments reported at fair value and the related level in the fair value hierarchy as defined by FASB ASC 820 used to measure those investments at December 31:

	Fair value measurements as of December 31, 2013
Investments	Total	Level 1	Level 2	Level 3
Mutual funds	$30,952,206	$30,952,206	$—	$—
Common collective trust	3,265,300	—	3,265,300	—
Employer securities	4,439,676	4,439,676	—	—

	Fair value measurements as of December 31, 2012
Investments	Total	Level 1	Level 2	Level 3
Mutual funds	$24,595,373	$24,595,373	$—	$—
Common collective trust	3,202,821	—	3,202,821	—
Employer securities	4,811,859	4,811,859	—	—

NOTE 5 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2011 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

As discussed above, the Plan held 324,313 units in the Company common stock fund at December 31, 2013 with a fair value of $4,439,676. At December 31, 2012, the Plan held 327,649 units in the Company common stock fund with a fair value of $4,811,859.

Certain Plan investments are shares of a collective trust sponsored by Massachusetts Fidelity Trust Company, an affiliate of Transamerica Retirement Solutions, the Plan’s record keeper. As a result, these transactions qualified as party-in-interest transactions. In addition, the Plan’s record keeper utilizes the services of State Street Bank & Trust Company as custodian and trustee for the remaining investments in the Plan.

NOTE 7 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2013	2012
Net assets available for benefits per the financial statements	$40,128,072	$34,148,404
Excess contributions payable to Plan participants	21,428	—

Net assets available for benefits per the Form 5500	$40,149,500	$34,148,404

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2013:

Increase in net assets available for benefits per the financial statements	$5,979,668
Less: 2012 Excess contributions payable to Plan participants	—
Add: 2013 Excess contributions payable to Plan participants	21,428

Increase in net assets available for benefits per the Form 5500	$6,001,096

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN

EIN #58-1550675

PLAN #002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	State Street Bank & Trust Company	Cash Reserve Account	$16,689
		Vanguard 500 Index Fund	5,083,927
		Columbia Acorn Fund	4,600,124
		Goldman Sachs Large Cap Value Fund	3,459,864
		American Century Growth Inv	2,723,163
		BlackRock Global Allocation I	2,450,671
		American Funds Capital World Growth & Income Fund	2,162,940
		PIMCO Total Return Admin Fund	1,888,464
		American Funds EuroPacific Growth Fund	1,299,364
		Goldman Sachs Mid Cap Value Fund	1,078,218
		T. Rowe Price Retirement 2025	818,913
		Allianz NFJ Small Cap Fund	767,272
		T. Rowe Price Retirement 2030	678,629
		T. Rowe Price Retirement 2045	664,698
		Invesco Real Estate Fund	539,250
		BlackRock Inflation Protected Bond Fund	481,881
		Janus Triton I	416,046
		T. Rowe Price Retirement 2050	396,216
		Oppenheimer Developing Markets Fund	396,020
		T. Rowe Price Retirement 2040	312,617
		T. Rowe Price Retirement 2035	230,626
		T. Rowe Price Retirement 2020	195,949
		Vanguard Treasury Money Market Fund	102,369
		T. Rowe Price Retirement 2015	79,308
		T. Rowe Price Retirement 2010	64,246
		T. Rowe Price Retirement 2055	42,681
		T. Rowe Price Retirement Income	1,158
		T. Rowe Price Retirement 2005	903

		Mutual Fund Total	30,952,206
*	Transamerica Retirement Solutions	Diversified Pooled Stable Value Fund at contract value (fair value of $3,265,300)	3,238,781
**	Post Properties, Inc.	Common stock fund	4,439,676
*	Various Plan Participants	Participant loans with varying maturities at a 4.25% interest rate	860,760

	TOTAL (fair value of $39,517,942)		$39,491,423

*	– Indicates party-in-interest to the Plan
**	– All investments in Post Properties, Inc. common stock, a party-in-interest, are Participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2014	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef
Linda J. Ricklef
Senior Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Warren Averett, LLC